SEC File Number: 000-53661
CUSIP Number: 66702Q104

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [   ] Form 10-K [   ] Form 10-KSB [   ] Form 20-F [   ] Form 11-K [X] Form 10-Q [   ] Form 10-QSB [   ] Form N-SAR

For Period Ended: September 30, 2018

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Northsight Capital, Inc.
Full Name of Registrant:

N/A
Former Name if Applicable

7580 E Gray Rd, Suite 103
Address of Principal Executive Office (Street and Number):

Scottsdale, AZ 85260
City, State and Zip Code:

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company is unable to file its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2018 within the prescribed time period because it has not yet been able to complete the review of its September 30, 2018 financial statements.  The Company intends to file its Quarterly Report on Form 10-Q within 5 days of the due date.

Part IV - Other Information

(1)Name and telephone number of person to contact in regard to this notification:

John Venners	480	385-3893
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [   ]

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [   ]

The company estimates that it will incur a net loss of approximately 426,000 and $1,325,000 during the three and nine months ended September 30, 2018, respectively, compared to a net loss of approximately $201,000 and $581,000 during the three and nine months ended September 30, 2017.  The increase in net loss is due primarily an increase in non-cash stock based compensation, professional fees related to the Company’s acquisition of Crush Mobile LLC, and operating costs of Crush Mobile LLC.

Northsight Capital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2018	By:	/s/ John Venners
Name: John Venners
Title: EVP, Operations